Filed by PHP Ventures Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PHP Ventures Acquisition Corp.

Commission File No. 001-40696

Date: February 20, 2024

MODULEX®
Modern Method of Construction

INVESTOR PRESENTATION

ConstrucTech business delivering "Modular Buildings 2.0"

Carbon Net Zero certified / IoT enabled SMART building
Designed using AI / Quality Assurance on blockchain

www.modulexglobal.com

February 2024

Disclaimer

Disclaimer

Forward Looking Statements

This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," "project," "anticipate," "will likely result" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Presentation, including those regarding the terms of PHP's Proposed Business Combination with Modulex, PHP's ability to consummate the proposed transaction on the stated timeline, Modulex's use of proceeds from the proposed transaction, the benefits of the transaction, anticipated timing of the Proposed Business Combination, and the combined company's future performance relative to other modular construction services companies, the combined company's strategy, operations, growth plans and objectives of management, the growth of the construction sector and particularly the modular construction sector, Modulex's market expansion, the projected size and demand for modular construction, and the combined company's future products are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of PHP and Modulex and are not predictions of actual performance.

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Disclaimer

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of PHP or Modulex. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the shareholders of PHP or Modulex is not obtained; the inability to complete the PIPE offering in connection with the Proposed Business Combination; failure to realize the anticipated benefits of the Proposed Business Combination; risk relating to the uncertainty of the projected financial information with respect to Modulex; the amount of redemption requests made by PHP's shareholders; the overall level of consumer demand for Modulex's products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of PHP's securities on the NASDAQ; Modulex's ability to implement its business strategy; changes in governmental regulation, Modulex's exposure to litigation claims and other loss contingencies; disruptions and other impacts to Modulex's business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Modulex's suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on Modulex and its suppliers and customers; Modulex's ability to recruit and maintain distributors; any breaches of, or interruptions in, Modulex's information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Modulex's ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect PHP's or Modulex's financial results is included from time to time in PHP's public reports filed with the United States Securities and Exchange Commission ("**SEC**"), including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents PHP has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include proxy statements/prospectus that PHP intends to file with the SEC in connection with PHP's solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination. If any of these risks materialize or PHP's or Modulex's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PHP nor Modulex presently know, or that PHP and Modulex currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PHP's and Modulex's expectations, plans or forecasts of future events and views as of the date of this Presentation. Neither PHP nor Modulex gives assurance that either PHP or Modulex, or the combined company, will achieve its expectations. PHP and Modulex anticipate that subsequent events and developments will cause their assessments to change. However, while PHP and Modulex may elect to update these forward-looking statements at some point in the future, PHP and Modulex specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing PHP's or Modulex's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Disclaimer

In addition, this presentation includes a summary set of risk factors that may have a material impact on Modulex. These are not intended to capture all of the risks to which Modulex or the Proposed Business Combination is subject or may be subject, and we encourage investors to review the risk factors set forth in the Registration Statement on Form S-4 to be filed with the SEC with respect to the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PHP nor Modulex presently know or that PHP and Modulex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PHP's and Modulex's expectations, plans or forecasts of future events and views as of the date of this presentation. PHP and Modulex anticipate that subsequent events and developments will cause PHP's and Modulex's assessments to change. However, while PHP and Modulex may elect to update these forward-looking statements in the future, PHP and Modulex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing PHP's and Modulex's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement to be filed by PHP with the SEC.

Non-GAAP Financial Measures

This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles ("**GAAP**") including, but not limited to, EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Modulex's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that PHP's presentation of these measures may not be comparable to similarly-titled measures used by other companies. PHP and Modulex believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Modulex's financial condition and results of operations. PHP and Modulex believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Modulex's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, PHP and Modulex are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

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Disclaimer

Use of Projections

This Presentation contains financial forecasts with respect to Modulex's projected financial results, including, but not limited to, Revenue, EBITDA, EBITDA Margin, Gross Profit, Gross Profit Margin, Free Cash Flow, for Modulex's fiscal years 2021 through 2029. Neither PHP's nor Modulex's independent auditors have audited, reviewed, studied, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the abovementioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Modulex or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the Proposed Business Combination, PHP intends to file relevant materials with the with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus (the "**Registration Statement**") . PHP urges its investors, shareholders and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about PHP, Modulex and the Proposed Business Combination. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of PHP as of the record date established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of PHP and other interested persons are advised to read, when available, these materials ((including any amendments or supplements thereto) and any other relevant documents in connection with PHP's solicitation of proxies for the meeting of shareholders to be held to approve, among other things, The Proposed Business Combination because they will contain important information about PHP, Modulex and the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC's website at www.sec.gov or by directing a request to: PHP Ventures Acquisition Corp., Attention: Garry Stein, telephone: +852 9858 0029. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation.

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Disclaimer

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PHP, Modulex, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from PHP's shareholders in connection with the Proposed Business Combination. PHP's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of PHP in PHP's final prospectus filed with the SEC on June 4, 2021, in connection with PHP's initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PHP's shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that PHP intends to file with the SEC. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks and Logos

This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the SM, ©, ® or TM symbols, but PHP and Modulex will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

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MODULEX®
Modern Method of Construction

Welcome to the next chapter in ConstrucTech Modular Buildings 2.0

“How Apple changed mobile phones, how Tesla changed cars, is how Modulex will change buildings.”

Suchit Punnose, Founder & CEO

EXECUTIVE SUMMARY

Strategy	Modulex Modular Buildings Plc, UK is a UK headquartered steel modular buildings company with established and proven British 3D volumetric cold rolled steel modular buildings technology. Steel modular building is a Modern Method of Construction (MMC), established since 1942 in the UK, producing permanent buildings such as hotels, schools, student accommodation, hospitals, barracks, prisons, offices and residential buildings.
Product	Modular Buildings 2.0 – Carbon Net Zero certified with AI powered design, IoT enabled data collection and quality assurance on Blockchain.
Team	Executive management team with several decades of experience in the UK modular industry led by an industry leader. Senior board with several decades of experience in venture capital, real estate and financial services.
Business Plan	• Growth through acquisitions: Seeking UK acquisition targets on very favourable terms to accelerate growth in revenue and earnings. • Organic growth through new build factories: Rolling out up to 20 'MegaFactories®' across 15 emerging markets, starting with the first factory in India, believed to be the world's largest modular steel buildings factory with an annual capacity of 300,000 m2 scalable to 1.2 million m2 – production to commence by Q1 2025. Exporting to developed markets such as the UK, the US, and the EU from the Indian factory.
Market Opportunity	• Domestic supply in India: well-established local real estate developers who have taken a strategic stake in the Indian subsidiary validating the product, team, pricing etc. • Export to the UK: Partnership opportunities and growing order book with significant order pipeline for the publicly funded affordable housing sector. • Meeting growing demand in emerging markets.
Fundraise & Listing	Raising up to $100 million for acquisition and $100 million new build roll out as equity or structured debt. We are soon to be publicly traded in a reverse takeover with PHP Ventures Acquisition Corp., a Delaware-incorporated Special Purpose Acquisition Corporation listed on the Nasdaq Stock Market (NASDAQ: PPHP).
Shareholder Value	CEO on $1 salary. Compensation only through equity linked to performance milestones such as increase in market cap, delivery of factory etc. 90% Share lock-up by founders, directors and key personnel for 3 years and existing shareholders for 2 years.
Founder	Modulex is an incubation by Red Ribbon Asset Management Plc, UK, which is a venture builder that incubates projects whereby after extensive research, vision and strategy is formulated and then business plan created to conform to its three strategic pillars - Mainstream Impact Investment, EmergingTech, and Emerging Markets. A business head with a proven track record is appointed to execute the business plan. Red Ribbon has partnered with the world's largest asset manager BlackRock, providing their insights for our ESG strategies so that we can combine alpha-generating performance with improving the world.

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Dual strategy for growth

Acquisitions

Strategy
Accelerate growth through acquisitions at below public market multiples

Investment
Seeking backstop funding commitments for up to US$100 million in convertible debt

Impact
Immediate consolidation of revenue and access to accreditations such as Public Framework access, BOPAS, etc., to execute the pipeline generated by the management team. Enhanced value through multiple expansion

Organic

Strategy
6 new build factories followed by 14 factories in 15 countries over 10 years

Investment
Seeking US$25 million of equity and US$75 million of Secured Construction Loans with warrants

Impact
Average maximum annual revenue/Factory forecast at US$225.8 million. Forecast margins 18.6 % by Year 15 from 11.7% in Year 1 provides substantial debt service coverage*

* Per Marshall & Stevens Incorporated Valuation Analysis dated June 30, 2022 and Houlihan Capital, LLP Fairness Opinion dated November 30, 2022

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Modular Buildings 2.0

Modulex is developing proprietary tech stack to harness the power of Emerging Technologies to enhance the established 3D volumetric steel modular buildings technology

Artificial Intelligence (AI)

Fast, optimized design in minutes from a library of designs

Blockchain

Traceable quality assurance for the manufacturing and installation process

Internet-of-Things (IoT)

Data collection through sensors to reduce carbon footprint maintenance and enhance user experience

Carbon Net Zero

Certified carbon net zero buildings certified by a third party

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Technology - Key Features

MODULEX®
Modern Method of Construction

Short Build Time

90% Built Offsite

Factory Built

Fixed Cost Guarantee

Fixed Time Guarantee

30% Cheaper to Maintain*

British Standards Codified

Fully Mortgageable

Earthquake Resistant

Up to 50 Floors

100 Room Hotel*

- 55,000 sq ft/ circa 5,000 sqm
- Manufactured in 45 x 8-hour shifts
- Installed in 14 x 8-hour shifts
- Total construction time of 24 weeks

www.modulexglobal.com/hotel

40 Bed Hospital

- 92,000 sq ft/ circa 8,500 sqm
- Manufactured in 45 x 8-hour shifts
- Installed in 14 x 8-hour shifts
- Total construction time of 22 weeks

www.modulexglobal.com/hospital

Fast Food Restaurant

- 4,500 sq ft/ approx. 450 sq. m.
- Manufactured in 5 x 8-hour shifts
- Installed in 1 x 24-hour shift
- Total construction time of 2 weeks

www.modulexglobal.com/mcdonalds

*https://www.euramaxuk.com/news-and-resources/modular-construction-in-2022

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MODULEX®
Modern Method of Construction

Applications

Modulex’s technology can be used to develop a wide range of permanent buildings, including in part:

Hotel

Holiday Inn Express Gatineau, Canada

Residential

Juxon and Sail street London, UK

Education

University of Oxford, Biochemistry Department Oxford, UK

Sports Centre

Paris Saint Germain Training Centre Saint-Germain-en-Laye, France

Student Accommodation

Apex House London, UK

Hospital

Basildon Winter Wards Basildon, UK

Infrastructure

Mitcham Railway Station Victoria, Australia

Airport

Dublin Airport Passenger Boarding Zone, Dublin, Ireland

Retail

Globeside Café Marlow, UK

Commercial

Estates Offices London, UK

** Images shown are that of projects completed using 3D volumetric steel modular buildings technology*

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Market Growth

Global Construction Market Size
US$ trillion
18
16
14
12
10
8
6
4
2
0
2020
2023
Rest of the world
Emerging Markets

% CAGR
4
3
2
1
0
-1
2020-2025
2025-2030
2020-2030
Manufacturing
Extraction
Construction
Services

China
India
U.S.
UK & Europe
Australia
Canada
Rest of the World

Source: Marsh, Global Construction Outlook: Key takeaways, https://www.marsh.com/tn/industries/construction/insights/global-construction-outlook.html,
2017 prices US$bn. Source : Oxford Economics/Haver Analytics

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MODULEX®
Modern Method of Construction

First MegaFactory® - India

01 We are constructing the world's largest steel modular buildings factory in India*

02 Construction of the factory to be completed within 7 months of the next round of funding

03 Established real estate developers of India are strategic shareholders in the Indian subsidiary underpinning offtake of factory capacity[ǂ]

04 Opportunity to supply high growth domestic market and to export to the UK, US and EU

MODULEX

*Based on their knowledge of the market and industry, the Directors believe that this is the largest factory of its kind given the size (40 acres) and output capacity (300,000 m^2 scalable to 1.2 million m^2)

ǂ Ajamera Group, Delta Coap Limited, and Ethix Group

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MODULEX
Modern Method of Construction

MegaFactory® Design

STORAGE DESPATCH YARD
SHED 1
SHED 2
SHED 3
SOLAR PANELS
SOLAR PANELS
SOLAR PANELS
SOLAR PANELS
CANTEEN
YOGA CENTER

Land and Building

- 40-acre site – 2 phases of 20 acres
- 3 factory cluster – 35,000 sq. m.
- 4 production lines

Production Capacity

- 300,000 sqm/annum
- Scalable to 1,200,000 sq. m./annum

ISA Certifications

- ISO 9000 - Quality management
- ISO 14000 - Carbon footprint
- ISO 26000 - Social responsibility
- ISO 31000 - Risk management

Carbon Net Zero

- 3rd party certified
- Solar energy
- Rainwater harvesting

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Modulex Modern Method of Construction

Export from India – UK, EU and US

01 **Price Arbitrage**
Taking advantage of manufacturing in a low-cost economy (India) and exporting to high-cost economies (US, UK & EU)

02 **UK Modular Contractor Price***
£1,700 to £2,500 per m2

03 **Modulex Price**ƚ
£1,400 to £2,200 per m2

* *Prices as on date of publication - these prices could vary at the time of contracting.*

ƚ *Source: AECOM, Cost model Modular Construction, https://www.aecom.com/without-limits/wp-content/uploads/2017/05/LM00092_Modular_CM_0417_v3.pdf (*

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Proposed Board of Directors

Suchit Punnose
Founder and CEO

- More than 25 years of experience as an entrepreneur
- Founder of Red Ribbon Asset Management Plc
- Investments in real estate, equities and manufacturing

Arvid Pedersen
Non-Executive Director

- More than 30 years of experience working in the insurance industry
- Main board member of Red Ribbon Asset Management Plc

Garry Stein
Independent Director

- More than 50 years of experience in executive roles in banking, investment management, mergers & acquisitions, private equity, natural resources, technology, and strategic planning
- Current and past director of numerous public and private companies

Delva Patman
Independent Director

- More than 55 years of experience as a property consultant
- Founder Delva Patman Redler LLP, Chartered Surveyors
- Numerous past and current public and charity appointments in the health, education and military sectors

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Proposed Board of Directors

Christopher Lobello
Independent Director

- More than 30 years of experience in roles ranging from risk modeling to quantitative analysis to country and regional management.
- Chris has a practitioner's interest in behavioural aspects of decision making and has worked with faculty at INSEAD's Center for Decision Making and Risk Analysis and as a visiting instructor at various institutions globally.
- Currently CEO of Venardos Circus

Renu Bhatia
Independent Director

- More than 25 years of experience in the financial service, fintech, and health care sectors and Cofounder Opharmic Technology
- Deputy Chair of the Listing Committee of the Hong Kong Stock Exchange and Member of Board of Review - Inland Revenue
- Numerous awards and honours, including recognition as one of the "Top 100 Women in Fintech"

Appen Menon
Independent Director

- Partner at Condon & Forsyth LLP
- More than 35 years of experience advising foreign and domestic clients with a focus on banking and financial services
- Executive Chairman of the Indian American International Chamber of Commerce
- B.Sc., LL.B, and LL.M degrees admitted to practice law in New York State Courts and United States Federal Courts

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Proposed Executive Management Team

To be disclosed
Group Managing Director

- Highly experienced UK modular industry leader identified and to be announced shortly
- 25 years of manufacturing engineering, real estate development and modular manufacturing experience

Allan Rowley
Chief Financial Officer

- More than 20 year's international experience across multiple sectors, including financial reporting and corporate governance on London and New York stock exchanges.
- Former audit manager in the Big 4 and fellow of the Institute of Chartered Accountants in England & Wales.

Taariq Mauthoor
Chief Technology Officer

- More than 20 years experience in the built environment sector
- Chartered Engineer in Sustainable Design & Engineering

Ajay Palekar
Managing Director India

- Operations expert with more than 35 years of experience in manufacturing, logistics and supply chain
- Managed more than 6,500 personnel in last assignment across two countries

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Modulex NASDAQ Listing

Overview	Modulex Modular Buildings Plc, UK, a modular construction technology business, and PHP Ventures Acquisition Corp., a publicly-listed special purpose acquisition company with ~$9.5 M in cash in trust and are to complete a Business Combination.
Transaction	▪ PHP and Modulex to complete a Business Combination valuing Modulex at US$600 million. ▪ The transaction is expected to be structured as a "target-on-top" merger, with Modulex becoming the parent and a NASDAQ listed company. ▪ PHP may place up to US$200 million in PIPE or other financing on a best-efforts basis.
Ownership*	▪ 79.91% of equity shares for Modulex shareholders, ▪ 1.13% PHP public shareholders, ▪ 2.39% PHP sponsor shareholders, ▪ 14.58% new investors, and ▪ 1.99% FA Equity. Transaction shares issued to Modulex shareholders to be subject to a 2 or 3-year lock-up. Free float under 20% of outstanding.
Anticipated Timing	Transaction closing upon completion of due diligence, finalization of documentation, and all regulatory and shareholder approvals - anticipated Q2 2024.

** Assuming $105.2M in funding, 70% redemptions and un-diluted share as at 30 December 2023*

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Why invest in Modulex?

Investing in Modulex will enable investors to add Mainstream Impact Investment to their portfolio.

Planet

- Reduce construction waste
- Use recycled materials such as wood, steel and aluminium
- Reduce energy consumption

People

- A modular construction academy to train labor from local communities
- Up to 50% of the labor force to be women, hired and trained from the local community

Profit

- Providing above market rate returns by way of multiples of the investment over a 5-year period
- Long term regular income through a high dividend distribution policy

Planet, People, Profit - The Triple P Bottom Line

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Summary

Topical Demand 1

Construction industry ripe for disruption to convert construction into manufacturing to meet the huge demand for construction and infrastructure needs in emerging and growth markets

Advanced Technology 2

Modulex's technology will deliver operational efficiency, high quality buildings and reduce carbon footprint using Emerging Technologies such as AI, Blockchain and IoT

Substantive Global Growth Strategy 3

Exposure to high growth emerging markets

High Growth Industry Prospects: mismatch of demand to supply

Roll out of 20 factories across 15 countries in 10 years, delivering a top line of $4.2 billion

Experienced Committed Team 4

Senior and experienced management team with expertise in modular buildings, technology, manufacturing and global business

Strong Order Pipeline 5

Significant order pipeline to supply domestically to the Indian market and high value export to the UK, underpinned through established developers who are strategic shareholders

Carbon Net Zero 6

Commitment to invest in R&D to develop Carbon Net Zero Buildings.

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Transaction Overview

Sources

$10.00
PHP share price

$2.8m
Cash Held in Trust

$600m
Modulex Equity Roll-Over

$105.3m
Proceeds from PIPE

Uses

$10
Modulex Share Price

$5.6m
Estimate Payment of Transaction Expenses

$600.0m
Equity Valuation of Modulex

$102.5m
Cash to Balance Sheet

Post-merger share ownership projected

PHP Sponsors, 2.39%
PIPE, 14.58%
FA Equity, 1.99%
PHP Shareholders, 1.13%
Modulex Shareholders, 79.91%

Extended share lock-up to protect market pricing; the Founders, directors and key personnel have a lock-up of 3 years and Modulex shareholders of 2 years.

- *Assuming $105.2M in funding, 70% redemptions and un-diluted share as at 30 December 2023*
- *73, 749,402 undiluted shares*

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MODULEX®
Modern Method of Construction

MODULEX®
Modern Method of Construction

www.modulexglobal.com

suchit@modulexglobal.com
gstein888@yahoo.com

Additional Information and Where to Find It

This Investor Presentation is filed by PHP Ventures Acquisition Corp., a Delaware corporation (the “Company” or “PHP”), together with Modulex Modular Buildings Plc, a company incorporated in England and Wales (“Modulex”), and Modulex Merger Sub, an exempted company formed in the Cayman Islands and wholly-owned subsidiary of Modulex (“Merger Sub”), in connection with the Business Combination Agreement dated as of December 8, 2022 (“Business Combination Agreement”), pursuant to which, among other things, PHP will merge with and into Merger Sub, with Merger Sub surviving the merger, structured as a target-on-top merger (the “Business Combination”) pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. The Investor Presentation is provided for informational purposes only, has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination, and does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of PHP, Modulex or the Business Combination.

In connection with the Business Combination, Modulex filed relevant materials with the with the U.S. Securities and Exchange Commission (“SEC”) including a registration statement on Form S-4 on September 27, 2023, which includes a proxy statement/prospectus (the “Registration Statement”). The Company urges its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents contain important information about PHP, Modulex and the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the stockholders of the Company as of the record date established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Stockholders of the Company and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Company’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the Business Combination because they will contain important information about PHP, Modulex and the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: PHP Ventures Acquisition Corp., 10 East 53rd St., Suite 3001, New York, NY, 10022, or +60 3 5888 8485. The information contained on, or that may be accessed through, the websites referenced in this Investor Presentation is not incorporated by reference into, and is not a part of, this Investor Presentation.

No Offer or Solicitation

This Investor Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

PHP, Modulex and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of PHP in PHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the proxy statement/prospectus that the Company intends to file with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Investor Presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Investor Presentation. To the fullest extent permitted by law under no circumstances will Modulex, PHP, Merger Sub, Sponsor or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Investor Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Investor Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Modulex nor PHP has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Investor Presentation does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of PHP, Modulex or the Business Combination. Viewers of this Investor Presentation should each make their own evaluation of PHP and Modulex and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Current Report on Investor Presentation contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Business Combination, including Modulex’s ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Business Combination, and PHP’s and Modulex’s expectations, plans or forecasts of future events and views as of the date of this Investor Presentation. PHP and Modulex anticipate that subsequent events and developments will cause PHP’s and Modulex’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of PHP or Modulex. In addition, this Investor Presentation includes a summary set of risk factors that may have a material impact on PHP, Modulex or the Business Combination, which are not intended to capture all the risks to which PHP, Modulex or the Business Combination is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (2) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Business Combination may not be completed by PHP’s business combination deadline; (4) the inability to complete the Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of PHP or Modulex for the Business Combination Agreement, to satisfy the minimum net tangible assets and minimum cash at closing requirements, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Business Combination Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by the Company’s stockholders; (6) the inability to obtain or maintain the listing of the Company’s common stock on Nasdaq following the Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Business Combination; (7) the effect of the announcement or pendency of the Business Combination on Modulex’s business relationships, operating results, and business generally; (8) risks that the Business Combination disrupts current plans and operations of Modulex; (9) the inability to realize the anticipated benefits of the Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Business Combination; (10) the possibility that PHP or Modulex may be adversely affected by other economic or business factors; (11) changes in the markets in which Modulex competes, including but not limited to with respect to its competitive landscape, technology evolution, or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that Modulex may not be able to execute its growth strategies; (14) the risk that Modulex experiences difficulties in managing its growth and expanding operations after the Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Modulex to grow and manage growth economically and hire and retain key employees; (17) risk that Modulex may not be able to develop and maintain effective internal controls; (18) the risk that Modulex may fail to keep pace with rapid technological developments to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new products and services; (20) the risk that Modulex is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to Modulex’s business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Business Combination Agreement or the Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; and (26) other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the SEC made by PHP. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PHP’s Registration Statement, Annual Report on Form 10-K, and Quarterly Reports on Form 10-Q filed with the SEC with respect to the Business Combination, and other documents filed by PHP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PHP nor Modulex presently know or that PHP and Modulex currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. PHP and Modulex anticipate that subsequent events and developments will cause PHP’s and Modulex’s assessments to change. However, while PHP and Modulex may elect to update these forward-looking statements at some point in the future, PHP and Modulex specifically disclaim any obligation to do so. Neither PHP nor Modulex gives any assurance that PHP or Modulex, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing PHP’s and Modulex’s assessments as of any date subsequent to the date of this Investor Presentation.